Exhibit 99.B(8)(h)(3)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

LARGE CAP VALUE FUND

EXPENSE LIMITATION AGREEMENT, amended and restated as of the 20th day of August, 2014, by and between Pacific Global Fund, Inc., a Maryland corporation doing business as Pacific Advisor s Fund Inc. (the “Corporation”), on behalf of the Large Cap Value Fund (the “Fund”) and Pacific Global Investment Management Company, a California corporation (the “Investment Manager”).

WITNESSETH:

WHEREAS, the Corporation, on behalf of the Fund, and the Investment Manager have entered into an Investment Management  Agreement, dated April 29, 1999 (the “Management Agreement”), pursuant to which the Investment Manager will render investment management and advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Corporation, the Investment Manager have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain Fund expenses at a level below the level to which the Fund would normally be subject; and

WHEREAS, the Corporation and the Investment Manager have determined that is appropriate and in the best interests of the Fund and its shareholders to amend and restate the Expense Limitation Agreement with respect to the Fund, dated as of April 29, 1999, as amended and restated March 29, 2002 and August 31, 2003.

NOW THEREFORE, the parties hereto agree as follows:

1              Expense Limitation

1.1            Applicable Expense Limit.  For each Class of the Fund, to the extent that the Class Operating Expenses in any fiscal year exceed the applicable Class Operating Expense Limit, the Investment Manager shall be liable for the portion of such excess amount as does not exceed the amount of the investment advisory fees for such year (the “Class Excess Amount”).  As used herein, “Class Operating Expenses” of a Class shall mean that the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to the Fund ‘s organizational expenses and investment advisory fees of the Investment Manager (but excluding interest, taxes, brokerage commissions, and other  expenditures which are  capitalized  in  accordance  with  generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business), attributable to such Class in accordance with the Corporation’s Multi-Class Plan pursuant to Rule  18f-3 under the 1940 Act, as such Plan is in effect from time to time (the “Multi-Class Plan”).

1.2            Class Operating Expense Limit.  The Class Operating Expense Limit for the Fund’s Class A Shares shall equal 2.65% of the average daily net assets of the Fund attributable to Class A Shares.  The Class Operating Expense Limit for the Fund’s Class C Shares shall equal 3.40% of the average daily net assets of the Fund attributable to Class C Shares.

1.3          Method of Computation.

1.3.1       Daily Computation.  The Investment Manager shall determine on each business day whether the aggregate fiscal year-to-date Class Operating Expenses for any Class exceed the applicable Class Operating Expense Limit, as such Class Operating Expense Limit has been pro-rated to the date of such determination (the “Pro-Rated Class Operating Expense Limit”).  If, on any business day, the  aggregate  fiscal year-to-date Class Operating Expenses do not equal the Pro-Rated Class Operating Expense Limit, the amount of such difference shall be netted against the total year-to-date Class Excess Amount, determined as of the end of the previous business day, and the difference shall be accrued for that day as a Daily Difference (which may be positive or negative as appropriate), provided that after such accrual the total year-to-date Class Excess Amount may not exceed the year-to-date investment advisory fees accrued by the Investment Manager with respect to that Class.  A positive Daily Difference will accrue if the aggregate fiscal year-to-date Class Operating Expenses exceed the Pro-Rated Class Operating Expense Limit, and a negative Daily Difference will accrue if the aggregate fiscal year-to-date Class Operating Expenses are less than the Pro-Rated Class Operating Expense Limit.

1.3.2     Monthly Calculation of Fee Waiver.  At the end of each month, the accruals made in such month pursuant to Section 1.3.1 above shall be netted for each Class.  If the total positive Daily Differences for such month exceed the negative Daily Differences, the Investment Manager shall waive its investment advisory fees for the month with respect to such Class in an aggregate amount equal to the net Daily Differences; if the total negative Daily Differences for such month exceed the total positive Daily Differences, the Investment Manager shall not be required to waive its investment advisory fee for the month; and further, the Investment Manager shall not be obligated to waive fees at the end of any month, to the extent that such waiver would cause the Investment Manager’s aggregate fiscal year-to-date fee waivers to exceed the then-current difference between the aggregate fiscal year-to-date Class Operating Expenses and the applicable year-to-date Class Operating Expense Limit.  Any such waiver shall be allocated among the classes of the Fund in accordance with the terms of the Fund’s Multiple Class Plan Pursuant to Rule 18f-3 under the 1940 Act.

1.4        Year-End Adjustment.  Each year, if necessary, within 30 days after the completion of the audit of the Corporation’s financial statements for such fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment management fees waived or reduced with respect to each Class for such fiscal year shall equal the applicable Class Excess Amount.

2              Term and Termination of Agreement

This Agreement shall continue in effect for a period of one year from the date of its execution and from year to year thereafter provided such continuance is specifically approved by a majority of the Directors of the Corporation who (i) are not “interested persons” of the Corporation or any other party to this Agreement, as defined in the Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Directors”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon 90 days’ prior written notice to the other party at its principal place of business; provided that, in the case of termination by the Fund, such action shall be authorized by resolution of a majority of the Non-Interested Directors of the Corporation or a vote of a majority of the outstanding voting securities of the Fund.

3              Miscellaneous

2.1          Notices.  Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Investment Manager, to Pacific Global Investment Management Company, 101 North Brand Boulevard, Suite 1950, Glendale, CA 91203, and (b) if to the Corporation, at the foregoing office of the Investment Manager.

2.2          Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

2.3          Interpretation.  Nothing herein contained shall be deemed to require the Fund or the Corporation to take any action contrary to the its Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Corporation or the Fund.

2.4          Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement, shall have the same meaning as and be resolved by reference to such Agreement.

2.5          Governing Law.  Except insofar as the 1940 Act or other federal laws or regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Maryland.

2.6          Effective Dates.  The provisions of this Agreement shall become effective on January 1, 2015, and prior to that date, any fee waiver or expense reimbursements shall be determined and paid in accordance with Section 1 of the Expense Limitation Agreement with respect to the Fund, dated as of April 29, 1999, as amended and restated March 29, 2002 and August 31, 2003.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

ATTEST:		PACIFIC GLOBAL FUND, INC.
d/b/a PACIFIC ADVISORS FUND INC.
ON BEHALF OF THE LARGE CAP VALUE FUND

By:	/s/ Jingjing Yan	By:	/s/ George A. Henning

ATTEST:		PACIFIC GLOBAL INVESTMENT
MANAGEMENT COMPANY

By:	/s/ Catherine L. Henning	By:	/s/ Barbara A. Kelley